EXHIBIT 99.3

CHELSEA OIL AND GAS LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

As at and for the three month periods ended March 31, 2014 and 2013

MAY 30, 2014

BASIS OF PREPARATION

The following Management's Discussion and Analysis ("MD&A") dated May 30, 2014 is a review of the results of operations and the liquidity and capital resources of Chelsea Oil and Gas Ltd. ("Chelsea" or the "Company") for the three month period ended March 3, 2014 and 2013.

The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB"). This is the third reporting period in which the Company has prepared its financial statements under IFRS and the comparative information has been restated from US Generally Accepted Accounting Principles ("USGAAP") to comply with IFRS. In these financial statements, the term USGAAP refers to United States GAAP before the adoption of IFRS. Reconciliations to IFRS from the previously published USGAAP financial statements are shown in note 19 in the Company's audited consolidated financial statements for the years ended December 31, 2013 and 2012.

The Company's significant accounting policies under IFRS are presented in note 3 in the audited consolidated financial statements for the years ended December 31, 2013 and 2012. These policies have been retrospectively and consistently applied except where specific exemptions permitted an alternative treatment upon transition to IFRS in accordance with IFRS 1, First-time Adoption of IFRS. AS A RESULT, FINANCIAL STATEMENTS PREVIOUSLY FILED BY THE COMPANY WHEN IT WAS CALLED AUSTRALIAN-CANADIAN OIL ROYALTIES LTD. ("ACOR") COMPILED UNDER USGAAP ARE NOT DIRECTLY COMPARABLE TO THE ACCOMPANYING FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2014.

Certain information contained herein is forward-looking and based upon assumptions and anticipated results that are subject to risks, uncertainties and other factors. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary materially from those expected. For additional information, refer to Section 13 - Forward Looking Statements.

ALL DOLLAR AMOUNTS HEREIN ARE US DOLLARS UNLESS OTHERWISE NOTED.

1. OVERALL PERFORMANCE

Australian-Canadian Oil Royalties Ltd. was incorporated April 28, 1997 in British Columbia, Canada. On September 27, 2013 Australian-Canadian Oil Royalties Ltd. was continued into the province of Alberta. On October 1, 2013, Australian-Canadian Oil Royalties Ltd. amalgamated with International TME Resources Inc. and was renamed Chelsea Oil and Gas Ltd. ("Chelsea" or the "Company"). The address of the Company's head office is 3200, 500-4th Ave SW, Calgary, AB Canada.

This MD&A and accompanying financial statements for the years ended December 31, 2013 and 2012 are the second continuing disclosures for Chelsea as a Canadian Reporting Issuer. Chelsea previously reported under USGAAP and filed as a US Reporting Issuer until June 30, 2012, when the Company became a Foreign Private Issuer under applicable US Securities Laws.

With the completion of the acquisition of International TME Resources Inc. ("ITME") on October 1, 2013, the Company is now a Canadian Reporting Issuer and will file its continuing disclosure obligations required under MI 51-105 Issuers Quoted in the U.S. Over-The-Counter Markets.


2. SELECTED FINANCIAL INFORMATION


SUMMARY QUARTERLY INFORMATION FOR THE PRIOR 8 QUARTERS


---------------------------------------------     ------------------------------------------- ------------------------------
($US)                           2014                                 2013                           2012
---------------------------------------------     ------------------------------------------- ------------------------------
                           31-Mar      31-Dec      30-Sep     30-Jun     31-Mar      31-Dec     30-Sep      30-Jun    31-Mar
                             IFRS        IFRS        IFRS     USGAAP     USGAAP        IFRS       IFRS      USGAAP    USGAAP
----------------------------------------------------------------------------------------------------------------------------
Revenues                   65,736      60,795      10,798      8,910     18,302      32,148     16,728     21,696     19,781
Administrative expenses     2,051     144,687      12,198     13,167     24,023     219,961     33,206     70,273     73,408
Net loss                  (57,351)   (590,885)   (199,845)   (29,512)  (185,390)   (227,187)   (21,582)   (45,438)   (69,878)
Net loss per share          (0.01)      (0.02)      (0.00)     (0.00)     (0.00)      (0.02)     (0.00)     (0.00)     (0.00)
  (basic and diluted)
----------------------------------- -------- --------- --------- --------- -------- --------- --------- --------- ---------

The Company's revenues are earned from its overriding royalties ("ORRI") on its assets both onshore and offshore Australia. During 2014, the Company's revenues have been consistent with the prior quarter, the first following the acquisition of ITME. 2014 net loss is attributable to finance expenses relating to the Company's shareholder loans.

Administrative costs were higher in 2013 as the Company incurred legal, financial and reserve auditor costs. Net loss in 2013 is attributable to the deemed value of the share purchase warrants granted in January 2013 and interest expense on the Company's shareholder loans.

3. RESULTS OF OPERATIONS

ROYALTY INCOME

For the quarter ended March 31, 2014, the Company received $65,736 (2013 - $18,302) in freehold royalties from its ORRI both onshore and offshore Australia. The increase over the comparative period is attributable to the royalties acquired from ITME in October 2013.

GENERAL AND ADMINISTRATIVE

For the quarter ended March 31, 2014, the Company incurred $2,051 (2012 - $24,023) in general and administrative expenses. The decrease over the comparative periods is attributable to reduced professional costs. Refer to Item 8 for additional disclosures.

SHARE-BASED COMPENSATION

For the quarter ended March 31, 2014, the Company incurred $nil (2013 - $152,963) in share-based compensation expense. 2013 share-based compensation is associated with the 5.0 million warrants issued in January 2013 to management, directors and consultants of the Company. Refer to Item 12 for additional disclosures.

DEPLETION

For the quarter ended March 31, 2014, the Company incurred $18,916 in depletion expense (2013 - $2,700). The increase in depletion over the prior year is commensurate with the increased royalty revenue received over the same period.

FINANCE EXPENSE

For the quarter ended March 31, 2014, the Company incurred $82,611 in finance expense (2013 - $23,151). The increase over the prior year is attributable to interest on the shareholder loans associated with the Company's Surat Basin acquisition in 2012. The $3.0 million loan note did not accrue interest until March 1, 2013, when the Company and debt holders amended the terms of the note so that it accrued interest at 8% per annum, compounded quarterly. This note is secured by the Company's Surat Basin assets.

FOREIGN EXCHANGE LOSS

For the quarter ended March 31, 2014 the Company experienced a foreign exchange loss of $10,835 (2013 - $nil). The loss is attributable to foreign gain loss experienced on the translation of shareholder loans held by the Company's wholly-owned subsidiaries.

CURRENT INCOME TAX EXPENSE

For the quarter ended March 31, 2014, the Company incurred current income tax expenses of $8,674 (2013 - $855). Current income tax expense is derived from withholding taxes on the Company's overriding and interest revenue received from Australian sources. The increase over the prior year is commensurate with the increase in revenue over the same period.

NET LOSS

For the quarter ended March 31, 2014, the Company incurred a net loss of $57,351 (2013 - $185,390). The higher loss in 2013 is attributable to share-based compensation.

FOREIGN CURRENCY TRANSLATION ADJUSTMENT

Certain of the Company's wholly-owned subsidiaries operate exclusively in Australia, and utilize the Australian dollar as their functional currency. Assets and liabilities of the Company's Australian operations are translated into US dollars at period end exchange rates while revenues and expenses are translated using average rates for the period. Gains and losses from the translation are deferred and included in accumulated other comprehensive loss on the consolidated statements of financial position.

For the quarter ended March 31, 2014, the Company's foreign currency translation adjustment was a loss of $28,847 (2013 - gain of $nil). The adjustment in 2014 is attributable to the 3% decline in the Australian dollar compared to the US dollar during the period. No foreign currency translation adjustment was accrued in the prior year under USGAAP.

4. LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2014, the Company had $94,998 (December 31, 2013 - $94,998) in cash held in the Company's bank accounts. The Company's total accounts receivable as at March 31, 2014 was $16,874 (December 31, 2013 - $91,301). The Company's trade accounts payable and shareholder loans outstanding as at March 31, 2014 was $4.3 million (December 31, 2013 - $4.4 million). The Company's net working capital deficiency as at March 31, 2014 was $4.2 million (December 31, 2013 - $4.2 million). Refer to Item 5 for additional disclosures.

The Company has several projects in development. These include the exploration of the Georgina Basin on ATP 582, the exploitation of the Surat-Bowen Basin oilfields, and the development of the Louise gas field. In aggregate, the Company's work commitments for these projects is estimated at $19.0 million Australian dollars.

The Company has financed its operations to date through the issuance of common shares to founding directors and other shareholders. Refer to note 2 of the audited consolidated financial statements for the year ended December 31, 2013 for additional discussion of the Company's liquidity and capital resources, and note 18 thereto for a summary of the Company's commitments.

5. TRANSACTIONS WITH RELATED PARTIES

Concurrent with the acquisition of the assets in the Surat Basin in Australia, on March 1, 2012, the Company agreed to pay certain vendors $3.0 million within 12 months and 8.57 million shares of the Company. The loan was non-interest bearing and was recorded at net present value of $2,770,084 and is secured by the Company's Surat Basin assets.

At December 31, 2012 the net present value of the loan was $2,960,396. On March 25, 2013, the Company agreed to amend the terms of the loan so that interest would accrue at 8% per annum, with interest accruing from September 1, 2012. On February 28, 2014, the Company and the vendors agreed to extend the loan to February 28, 2015.

During 2011, the Company borrowed funds from two stockholders to fund the deposit for one of its exploration concessions in Australia. In the third quarter of 2012, $109,250 plus accrued interest of $6,958 was repaid. The remaining balance of $134,250 accrues interest at 12% per annum.

On January 9, 2013, the Company issued 5.0 million warrants to directors, officers and consultants. These performance warrants have an exercise price of $0.25 per warrant, but are only exercisable if the share price of the Company exceeds $1.00 per share for ten consecutive trading days, with a minimum of 100,000 shares traded over the same period.

6. PROPOSED TRANSACTIONS

The Company has no undisclosed proposed transactions at May 30, 2014.

7. OFF-BALANCE SHEET TRANSACTIONS

As at May 30, 2014, the Company does not have any off-balance sheet arrangements.

8. ADDITIONAL DISCLOSURE FOR COMPANIES WITHOUT SIGNIFICANT REVENUE


     -------------------- ------------------------- ---------------------------
     ($US)                           QUARTER ENDED               QUARTER ENDED
                                    MARCH 31, 2014              MARCH 31, 2013
     -------------------- ------------------------- ---------------------------
     Consulting fees                             -                       1,236
     Professional fees                       2,051                      20,786
     Office                                      -                       2,001
     -------------------- ------------------------- ---------------------------
     Total                                   2,051                      24,023
     -------------------- ------------------------- ---------------------------


9.   RECENT ACCOUNTING PRONOUNCEMENTS


In November 2009, the IASB published IFRS 9 "Financial Instruments", which covers the classification and measurement of financial assets as part of its project to replace IAS 39 "Financial Instruments: Recognition and Measurement." In October 2010, the requirements for classifying and measuring financial liabilities were added to IFRS 9. Under this guidance, entities have the option to recognize financial liabilities at fair value through earnings. If this option is elected, entities would be required to reverse the portion of the fair value change due to a company's own credit risk out of earnings and recognize the change in other comprehensive income. The effective date for IFRS 9 has been deferred to January 1, 2018. Early adoption will still be available and the standard is required to be applied retrospectively. The Company is currently evaluating the impact of adopting this new standard.

In December 2011, "Offsetting Financial Assets and Financial Liabilities", amendments to IAS 32 "Financial Instruments: Presentation" was published by the IASB. These amendments clarify the requirements for offsetting financial instruments. The amendments introduce new disclosure requirements for financial assets and financial liabilities that are offset in the statements of financial position, or are subject to enforceable master netting arrangements or similar agreements. The amendments to IAS 32 are applied retrospectively for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact of adopting this new standard.

10. FINANCIAL INSTRUMENTS

A financial instrument is any contract that gives rise to a financial asset of one party and a financial liability or equity instrument of another party. A financial asset is any asset that is (i) cash; (ii) a contractual right to receive cash or another financial asset from another party; (iii) a contractual right to exchange financial instruments with another party under conditions that are potentially favourable to the entity; or (iv) an equity instrument of another entity. A financial liability is any liability that is a contractual obligation to (i) deliver cash or another financial asset to another party; or
(ii) exchange financial instruments with another party under conditions that are potentially unfavourable to the entity. An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

As at December 31, 2013, the Company's financial instruments are cash, accounts receivable and accounts payable and accrued liabilities and shareholder loans. The carrying amounts reflected in the balance sheet are carrying amounts and approximate their fair values due to the short-term nature and negligible credit losses.

The Company does not use derivative instruments or hedges to manage risks because the Company's exposure to credit risk and interest rate risk is insignificant.

11. SUBSEQUENT EVENT

No material subsequent events identified from the date of the unaudited condensed consolidated interim financial statements to May 30, 2014.

12. DISCLOSURE OF OUTSTANDING SHARE DATA

AUTHORIZED AND ISSUED SHARE CAPITAL
-----------------------------------

CLASS               PAR VALUE        AUTHORIZED        ISSUED
------------------ --------------- ---------------- ---------------
Common                  Nil           Unlimited       64,056,876
Preferred               Nil           Unlimited          Nil
------------------ --------------- ---------------- ---------------

                                                       NUMBER OF SHARES
------------------------------------------------------ -----------------
BALANCE AT JANUARY 1, 2012                                   22,705,680
Issued to acquire exploration and evaluation assets          21,780,935
Issued for cash                                               5,473,385
Share issue costs                                                  -
------------------------------------------------------ -----------------
BALANCE AT DECEMBER 31, 2012                                 49,960,000
Issued to acquire exploration and evaluation assets              69,065
Issued to acquire ITME                                       13,977,811
Issued to former director                                        50,000
------------------------------------------------------ -----------------
BALANCE AT DECEMBER 31, 2013 AND APRIL 30, 2013              64,056,876
------------------------------------------------------ -----------------


STOCK OPTIONS

As at May 30, 2013, the Company has not issued any stock options under its stock option plan.

WARRANTS

On January 9, 2013, the Company issued 5.0 million warrants to directors, officers and consultants. These performance warrants have an exercise price of $0.25 per warrant, but are only exercisable if the share price of the Company exceeds $1.00 per share for ten consecutive trading days, with a minimum of 100,000 shares traded over the same period.

13. FORWARD LOOKING STATEMENTS

Certain statements included or incorporated by reference in this MD&A constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are for the purpose of providing information about Management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes, such as making investment decisions. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this MD&A include, but are not limited to, statements or information with respect to: business strategy and objectives; development plans; exploration plans; acquisition and disposition plans and the timing thereof; reserve quantities and the discounted present value of future net cash flows from such reserves; future production levels; capital expenditures; net revenue; operating and other costs; royalty rates and taxes.

Forward-looking statements or information are based on a number of factors and assumptions that have been used to develop such statements and information but may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions that may be identified in this MD&A, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost-efficient manner; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development or exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future oil and natural gas prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the countries in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that may have been used.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. The risks and uncertainties that may cause actual results to differ materially from the forward-looking statements or information include, among other things: the ability of Management to execute its business plan; general economic and business conditions; the risk of war or instability affecting countries or states in which the Company operates; the risks of the oil and natural gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas; market demand; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; risks and uncertainties involving geology of oil and natural gas deposits; the uncertainty of reserves estimates and reserves life; the ability of the Company to add production and reserves through acquisition, development and exploration activities; the Company's ability to enter into or renew production sharing concession; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of estimates and projections relating to production (including decline rates), costs and expenses; fluctuations in oil and natural gas prices, foreign currency, exchange, and interest rate risks inherent in the Company's marketing operations, including credit risk; uncertainty in amounts and timing of oil revenue payments; health, safety and environmental risks; risks associated with existing and potential future law suits and regulatory actions against the Company; uncertainties as to the availability and cost of financing; and financial risks affecting the value of the Company's investments. Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties.

THE FORWARD-LOOKING STATEMENTS OR INFORMATION CONTAINED IN THIS MANAGEMENT'S DISCUSSION AND ANALYSIS ARE MADE AS OF MAY 30, 2014.

14. RISK FACTORS

OVERVIEW

The Company's primary business consists of the exploration and, if successful, the development of oil and gas properties. There are a number of inherent risks associated with the exploration, development and production of oil and gas reserves, many of these risks are beyond the control of the Company.

Success in the junior oil and gas sector is measured by a Company's ability to raise funds and the ability to secure properties of merit. Not all of these factors are within management's control. The ability to raise funds is in part dependent on the state of the junior resource stock market, which in turn is dependent on the economic climate, oil and gas prices and perceptions as to which way the market is headed. The ability to secure properties of merit is in large part dependent on management's contacts and the vitality of the sector.

FOR A DETAILED DISCUSSION OF THE COMPANY'S RISK FACTORS, REFER TO CHELSEA'S ANNUAL INFORMATION FORM DATED MARCH 31, 2014 ON SEDAR.

BUSINESS RISKS AND RISK MITIGATION

There are a number of risks facing participants in the Canadian oil and gas industry. Some of the risks are common to all businesses, while others are specific to the sector. The most important of these risks are set out below, together with the strategies Chelsea employs to mitigate and minimize these risks.

INHERENT INDUSTRY RISKS - RISKS OF FAILING TO DISCOVER ECONOMIC RESERVES
ADDITIONS

The Company's strategies include focusing on oil and gas prone selected areas in Australia, utilizing a team of highly qualified professionals with expertise and experience in these areas, expanding operations in core areas, continuously assessing new exploration opportunities to complement existing activities and striving for a balance between higher risk exploratory drilling, and lower risk development drilling.

Beyond exploration risk, there is the potential that the Company's oil and natural gas reserves may not be economically produced at prevailing prices. Chelsea minimizes this risk by generating exploration prospects internally, targeting high quality projects and by attempting to operate the projects and the infrastructure used to access the sales markets.

FINANCIAL COMMODITY PRICE, CAPITAL EXPENDITURE REQUIREMENTS, LIQUIDITY AND ENVIRONMENTAL RISKS

Commodity prices are driven by supply, demand and market conditions outside the Company's influence and control. Chelsea manages this risk by constantly monitoring the forecasted price given by aggregators, banks, and third party engineering firms.

Chelsea manages capital expenditures by two separate tracking systems: a historical accounting system that records the actual costs and a perpetual forecasting model that is constantly updated based on real-time information.

Chelsea's capital investment process is based on risk analysis to ensure capital expenditures balance the objectives of immediate cash flow growth in development activities and future cash flow from the discovery of reserves through exploration.

It is likely that in the future, Chelsea will be required to raise additional capital through debt and equity financings in order to fully realize the Company's strategic goals and business plans. Chelsea's ability to raise additional capital will depend on a number of factors, such as general economic and market conditions that are beyond the Company's control. If the Company is unable to obtain additional financing or to obtain it on favourable terms, Chelsea may be required to forego attractive business opportunities. However, as Chelsea strives to be the operator of virtually all of its operations at a high working interest position, the Company should be able to be flexible in the timing of operations to ensure a continued strong financial position. The Company is committed to maintaining a strong balance sheet combined with an adaptable capital expenditures program that can be adjusted to capitalize on or reflect acquisition opportunities or a tightening of liquidity sources if necessary.

The Company manages operational risks by employing skilled professionals utilizing leading-edge technology and conducting regular maintenance and training programs. Chelsea has updated its operational emergency response plan to address these operational issues. In addition, a comprehensive insurance program is maintained to mitigate risks and protect against significant losses where possible. Chelsea operates in accordance with all applicable environmental legislation and strives to maintain compliance with such regulations.

15. DEFINITIONS

In this Management's Discussion and Analysis the terms below have the meanings indicated:

-------------------------------------------- -----------------------------------

          OIL AND NATURAL GAS LIQUIDS                   NATURAL GAS
-------------------------------------------- -----------------------------------
-------- ----------------------------------- ------- ---------------------------

bbl      barrel                              Mcf     thousand cubic feet
-------- ----------------------------------- ------- ---------------------------

bbls     barrels                             Mmcf    million cubic feet
-------- ----------------------------------- ------- ---------------------------

Mbbls    thousand barrels                    Mcf/d   thousand cubic feet per day
-------- ----------------------------------- ------- ---------------------------

bbls/d   barrels per day                     NGLs    natural gas liquids
-------- ----------------------------------- ------- ---------------------------

boed     barrel of oil equivalent per day    Tcf     trillion cubic feet
-------- ----------------------------------- ------- ---------------------------

OTHER

API(degree) an indication of the specific gravity of crude oil measured on the
            API gravity scale. Liquid petroleum with a specified gravity of 28(degree) API or higher is generally referred to as light crude oil.

Boe barrel of oil equivalent on the basis of 1 BOE to 6 Mcf of natural gas. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 1 BOE for 6 Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Proved means those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated Proved reserves

Probable means those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved plus Probable reserves

16. USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and use judgment regarding the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the consolidated financial statements and the reported amounts of revenues, expenses and impairment during the year. By their nature, estimates are subject to measurement uncertainty and changes in such estimates in future periods could require a material change in the financial statements. Accordingly, actual results may differ from the estimated amounts as future confirming events occur. Significant estimates and judgments made by management in the preparation of these consolidated financial statements are as follows:

RECOVERABILITY OF ASSET CARRYING VALUES

The recoverability of development and production asset carrying values are assessed at a cash generating unit ("CGU") level. Determination of what constitutes a CGU is subject to management judgments. The asset composition of a CGU can directly impact the recoverability of the assets included therein. Judgments are required to assess when impairment indicators exist and impairment testing is required. The key estimates used in the determination of cash flows from oil and natural gas reserves include the following:

Reserves - Assumptions that are valid at the time of reserve estimation may change significantly when new information becomes available. Changes in forward price estimates, production costs or recovery rates may change the economic status of reserves and may ultimately result in reserves being restated. The Company has obtained an independently evaluated reserves report in respect of certain of its assets which is complaint with the Canadian Securities Administrators National Instrument 51-101: Standards for Disclosure for Oil and Gas Activities.

Oil and natural gas prices - Forward price estimates are used in the cash flow model. Commodity prices can fluctuate for a variety of reasons including supply and demand fundamentals, inventory levels, exchanges rates, weather, and economic and geopolitical factors.

Discount rate - The discount rate used to calculate the net present value of cash flows is based on estimates of an approximate industry peer group weighted average cost of capital. Changes in the general economic environment could result in significant changes to this estimate.

DEPLETION AND DEPRECIATION

Amounts recorded for depletion and depreciation and amounts used for impairment calculations are based on estimates of total proved and probable petroleum and natural gas reserves and future development capital. By their nature, the estimates of reserves, including the estimates of future prices, costs and future cash flows, are subject to measurement uncertainty. Accordingly, the impact to the consolidated financial statements in future periods could be material.

Market conditions, discovery and analysis of site conditions and changes in technology. Other provisions are recognized in the period when it becomes probable that there will be a future cash outflow.

SHARE-BASED COMPENSATION

Compensation costs recognized for share based compensation plans are subject to the estimation of what the ultimate payout will be using pricing models such as the Black-Scholes model which is based on significant assumptions such as volatility, dividend yield and expected term. Several compensation plans are also performance based and are subject to management's judgment as to whether or not performance criteria will be met.

DEFERRED TAXES

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company operates are subject to change. As such income taxes are subject to measurement uncertainty. Deferred income tax assets are assessed by management at the end of the reporting period to determine the likelihood that they will be realized from future taxable earnings.

17. ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.